Mail Stop 4561

October 24, 2008

J.W. Roth
Chairman
Disaboom, Inc.
7730 E. Belleview Avenue
Suite A-306
Greenwood Village, CO 80111

> **Re: Disaboom, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 16, 2008**
> **File No. 333-150494**

Dear Mr. Roth:

We have reviewed your filing and have the following comments.

Cover Page

1.   Your amended filing includes information not material to an investment decision. The information presented on the cover page of your prospectus should be limited to the information called for by Item 501 of Regulation S-K. Please amend the cover page of your registration statement accordingly.

Recent Sales of Unregistered Securities, page II-1

2.   On page II-3, you state that you issued 55,000 shares of common stock to Lovebyrd.com, LLC, in reliance upon the exemptions from registration provided by Section 4(2) and Rule 506 of Regulation D. Please explain the facts upon which you relied and which you believe make these exemptions available. Refer to Item 701(d) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Michael F. Johnson at (202) 551-3477 with any other questions. If you need anything further, you may me at (202) 551-3735.

                    Sincerely,

                    Barbara C. Jacobs
                    Assistant Director

cc: <u>Via Facsimile (303) 796-2777</u>
        Peter F. Waltz, Esq.
        Burns Figa & Will, P.C.